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                               February 12, 2021

       Mark Hess
       Chief Financial Officer
       ENGLOBAL CORP
       654 North Sam Houston Parkway East
       Suite 400
       Houston, TX 77060-5914

                                                        Re: ENGLOBAL CORP
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2021
                                                            File No. 333-252572

       Dear Mr. Hess:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed January 29, 2021

       Sales Agreement Prospectus
       Cover Page, page i

   1. Describe the recent price volatility in your common stock and briefly disclose any known risks of investing in
your common stock under these circumstances.
   2. Please add, for comparison purposes, disclosure of the sale price of your common stock prior to the recent
price volatility in your stock. For example, please disclose the price at which your stock was
trading 30 days prior to your filing.
   3. Describe any recent change in your financial condition or results of operations, such as your earnings, revenues
or other measure of company value that is consistent with the
 Mark Hess
FirstName LastNameMark Hess
ENGLOBAL     CORP
Comapany12,
February  NameENGLOBAL
            2021          CORP
February
Page 2 12, 2021 Page 2
FirstName LastName
         recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
Prospectus Summary
The Offering, page 3

4.       We note that the number of    Common Stock to be outstanding after
this offering    reflects
         the number of shares to be issued in this offering based on the market price of your common stock at $7.44 per share (which significantly exceeds your historical average price per share). Please revise to disclose the price at which your common stock was trading 30 days prior to your filing and the corresponding number of shares of common stock that would be issued in this offering based on that historical price.
Risk Factors, page 4

5. We note your registration statement for $100,000,000, which includes up to $25,000,000 of common stock in your sales agreement prospectus, as well as an additional $75,000,000 of common stock and/or preferred stock. To the extent you expect to conduct additional offerings in the future to fund your operations or provide liquidity, include risk factor disclosure that addresses the dilutive impact of those offerings on investors that may purchase shares in this offering at a significantly higher price. Risks Related to our Common Stock and the Offering
"There may be future dilution of our common stock ... ", page 4

6. We note your disclosure on the cover page of your sales agreement prospectus that you intend to sell up to $25,000,000 of common stock. Please revise this risk factor to state that the sale of shares in this offering will increase the supply of available shares, which may result in a decrease in your stock price.
"Our Stock price could be volatile ... ", page 5

7.       We note your disclosure that    [t]he stock market has from time to
time experienced
         significant price and volume fluctuations that may be unrelated to the operating
         performance of particular companies    and your disclosure that
[d]uring the past twelve
         months, the sales price of our stock ranged from a low of $0.46 per share in March 2020,
         to a high of $9.40 per share in January 2021.    Your disclosure
should also address the
         potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant, quantify them. If you lack information to do, explain why.
8. Please consider whether your recent increase in price volatility exposes your common stock to short sale risk. If so, please consider disclosing the risks associated with your
 Mark Hess
ENGLOBAL CORP
February 12, 2021
Page 3
         common stock being    shorted    and the ultimate effects that such
actions could have on
         this at-the-market offering. Please also include a risk factor addressing the effects of a
         potential    short squeeze    due to a sudden increase in demand for
your common stock.
         Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during that time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMark Hess                                    Sincerely,
Comapany NameENGLOBAL CORP
                                                               Division of
Corporation Finance
February 12, 2021 Page 3                                       Office of Trade
& Services
FirstName LastName